Exhibit 99.2

RISK FACTORS

The risk factors set forth below supplements the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2024, which we refer to as our Form 20-F for 2024. An investment in our securities involves a number of risks. You should carefully consider the following information about the risks we face, together with other information in our Form 20-F for 2024 and other information incorporated by reference into our registration statement, when you make investment decisions involving our securities. If one or more of these risks were to materialize, it could have a material adverse effect on our financial condition, results of operations, cash flows or prices of our securities. Unless otherwise specified below, definitions of the defined terms used below are included in our Form 20-F for 2024.

Risks Related to Our Business and Industry

Development of a hybrid-electric vertical take-off and landing variant of the VX4 is subject to significant risks, including technological, regulatory and operational challenges.

On May 12, 2025, we announced the development of a hybrid-electric vertical take-off and landing (“VTOL”) variant of the VX4 aircraft. Developing a hybrid aircraft involves significant technical complexity, extensive research and development, and substantial investment. Our success depends on our ability to design, test, and certify a new type of aircraft that integrates both conventional and electric propulsion systems, a process that presents numerous engineering, safety, and performance challenges. Any product defects or any other failure of our aircraft to perform as expected could harm our reputation and result in adverse publicity, delays in or inability to obtain certification, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses.

Moreover, the regulatory pathway for hybrid aircraft is still evolving. Certification of novel propulsion technologies and aircraft configurations requires close coordination with aviation authorities, including the CAA, EASA and the United States Federal Aviation Authority (“FAA”), as well as local regulators in other countries where we intend to sell aircraft. There can be no assurance that we will obtain certification of our aircraft in the time frame that we project, or at all, which would impact our overall timetable to sell our aircraft. Should there be any delays to our projected approval timetables, this could have a material effect on our ability to deliver any orders to our customers, which could have a material adverse effect on our relationships with our current and existing customers and adversely affect our reputation.

Even if we successfully develop and certify our aircraft, we may not achieve commercial viability. Market adoption of hybrid-electric aircraft depends on customer confidence and operating cost advantages. If we fail to meet performance, reliability, or cost expectations, demand for our aircraft could be limited.

Any of the above factors, individually or in combination, or any of the other risks relating to our VX4 aircraft set forth in our Form 20-F for 2024 – which risks shall be deemed to apply equally to our hybrid-electric VTOL variant of the VX4 aircraft – could have a material adverse effect on our business, financial condition and results of operations.

The Company may become subject to certain specific business risks as a result of supplying equipment and services to government contractors.

The Company’s announcement of the development of a hybrid-electric VTOL variant of the VX4 aircraft enables new potential applications in defense, logistics and commercial sectors, including air ambulance services, which require longer range and higher payload than current eVTOL platforms are expected to deliver.

The contractual partners of the sectors we are targeting with our hybrid-electric VX4 variant are expected to include government contractors, which would subject to the Company to certain specific business risks related to government contracts. In particular, government contracts are often subject to specific procurement regulations, contract provisions and a variety of other requirements relating to the formation, administration, performance and accounting of these contracts. Many of these contracts include express or implied certifications of compliance with applicable regulations and contractual provisions. If the Company fails to comply with any such regulations, requirements or statutes, including any environmental, health and safety laws or regulations, its targeted future agreements with the government contractors could be terminated or the Company could be suspended or excluded from entering into any additional contracts with government contractors in the future.

The growth of the Company’s business may be impacted by its ability to enter into partnerships with government contractors and on its successful procurement of additional partnerships. However, demand from the government contractors is often unpredictable, and significantly depends upon government budget trends. There are number of factors that could impede the Company’s ability to generate revenue in relation to government contracts, including, but not limited to:

•	adverse public sector budgetary cycles and funding authorizations;

•	changes in fiscal or contracting policies;

•	decreases in available government funding;

•	review by certain governments of their budgets and expenses that may result in decreased spending;

•	changes in government programs or applicable requirements;

•	disadvantageous contractual terms stipulated by government entities and agencies, including with respect to pricing, milestones and payment terms;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	potential delays or changes in the government appropriations or other funding authorization processes; and

•	higher expenses associated with, or delays caused by, diligence and qualifying or maintaining qualification as a government vendor.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing the finished products supplied by government contractors, which may in turn affect demand for the Company’s products in the future or otherwise have an adverse effect on its business, operating results and prospects.

CASH POSITION

As of June 30, 2025, we had £62 million of cash and cash equivalents on hand. This information regarding our cash position as of June 30, 2025 is preliminary, is based on information available to management as of the date of this Report on Form 6-K and subject to adjustment, and has been prepared by, and is the responsibility of, our management and is based on a number of assumptions. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. These results could change as a result of further review. Complete results will be included in our Report on Form 6-K for the six months ended June 30, 2025. There can be no assurance that our final cash position as of June 30, 2025 will not differ from these estimates, including as a result of review adjustments.